Exhibit 99.1

Eros International Plc Announces Details of Annual Meeting of Shareholders

London, UK – October 31, 2014: Eros International Plc (NYSE: EROS) (“Eros” or the “Company”), a leading global company in the Indian film entertainment industry, announced today that the annual meeting of its shareholders will be held on Monday, December 1, 2014, beginning at 11:00 am, Greenwich Mean Time (GMT), at Fort Anne, Douglas, Isle of Man, IM1 5PD, British Isles. The Company’s notice of annual meeting and form of proxy were issued on October 31, 2014

The Company’s notice of the annual meeting, form of proxy and annual consolidated financial statements audited by Grant Thornton for the financial year ended March 31, 2014 are available on the Company’s website at http://www.erosplc.com. Shareholders may also obtain a copy of these documents, free of charge, by sending a request by email to mark.carbeck@erosintl.com.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International PLC has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com

Contacts:

Mark Carbeck

Chief Corporate and Strategy Officer

Eros International

mark.carbeck@erosintl.com

+44 207 258 9909

Media:

Sloane & Company

Whit Clay

212 446 1864

Email: wclay@sloanepr.com